CUSIP No. 253031108

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. ) [1]

Dicerna Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

253031108
(CUSIP Number)

Domain Associates, LLC	Ropes & Gray LLP
One Palmer Square	1211 Avenue of the Americas
Princeton, NJ 08542	New York, NY 10036
Attn: Lisa A. Kraeutler	Attn: Morri H. Weinberg, Esq
Tel: (609) 683-5656	Tel: (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253031108

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) Domain Partners VIII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,329,610*
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	3,329,610*
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		3,329,610*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		14.9%
14.	TYPE OF REPORTING PERSON		PN

* Includes 21,041 shares issuable upon exercise of Warrants and 1,555,862 shares issuable upon conversion of Redeemable Convertible Preferred Stock

CUSIP No. 253031108

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY) DP VIII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	24,696*
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	24,696*
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		24,696*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.1%
14.	TYPE OF REPORTING PERSON		PN

* Includes 156  shares issuable upon exercise of Warrants and 11,536 shares issuable upon conversion of Redeemable Convertible Preferred Stock

CUSIP No. 253031108

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $.0001 par value (the “Common Stock”), of Dicerna Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 87 Cambridgepark Drive, Cambridge, MA 02140.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of each of the following persons pursuant to Rule 13d-1(k) of Regulation D-G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):  (i) Domain Partners VIII, L.P., a Delaware limited partnership ("DP VIII"), and (ii) DP VIII Associates, L.P., a Delaware limited partnership ("DP VIII A") (each, a "Reporting Person" and together, the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.  The agreement among the Reporting Persons to file as a group (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(b)-(c) The principal business of each of DP VIII and DP VIII A is that of a private investment partnership.  The sole general partner of DP VIII and DP VIII A is One Palmer Square Associates VIII, LLC, a Delaware limited liability company (“OPSA VIII”).  The principal business of  OPSA VIII is that of acting as the general partner of DP VIII and DP VIII A.  James C. Blair, Brian H. Dovey, Jesse I. Treu, Brian K. Halak, and Nicole Vitullo are the managing members of OPSA VIII.  The principal business address of each of the entities and individuals named in this Item 2 is c/o Domain Associates, LLC., One Palmer Square, Princeton, New Jersey  08542.

(d)–(e) During the last five years, none of the Reporting Persons or individuals named in this Item 2 has been  (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals named in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On March 30, 2017, the Issuer entered into a Redeemable Convertible Preferred Stock Purchase Agreement (the “Purchase Agreement”) with the investors identified on the signature pages thereto, including the Reporting Persons (the “Investors”), pursuant to which the Investors purchased from the Issuer on April 11, 2017 (the “Private Placement”) an aggregate of 700,000 shares of the Issuer’s Redeemable Convertible Preferred Stock, par value $0.0001 per share (the “Redeemable Convertible Preferred Stock”), at a purchase price of $100 per share .  DP VIII purchased 49,632 shares of such Redeemable Convertible Preferred Stock and DP VIII A purchased 368 shares of such Redeemable Convertible Preferred Stock, for an aggregate purchase price of $5,000,000.  The source of funds for such purchase was the working capital of DP VIII and DP VIII A. The Purchase Agreement is incorporated herein as Exhibit B by reference to Exhibit 10.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 30, 2017, and any description thereof is qualified in its entirety by reference thereto.

CUSIP No. 253031108

Each share of Redeemable Convertible Preferred Stock is convertible into a number of shares of Common Stock equal to the accrued value of the Redeemable Convertible Preferred Stock divided by the conversion price, with cash payment in lieu of fractional shares. The accrued value per share of Redeemable Convertible Preferred Stock is initially $100 per share, and will be increased by a paid-in-kind dividend at a rate of 12% per annum (which rate may be reduced upon the occurrence of specified corporate events), compounded quarterly, subject to customary anti-dilution adjustments. The conversion price is initially $3.19, subject to customary anti-dilution adjustments.

The Redeemable Convertible Preferred Stock is convertible at any time at the option of the holder.  In addition, the Issuer has the right to require each holder of Redeemable Convertible Preferred Stock to convert such Redeemable Convertible Preferred Stock into Common Stock (a “Mandatory Conversion”) at any time following the earlier of (i) the second anniversary of the closing of the Private Placement or (ii) the occurrence of certain corporate events, provided that, in either case, the closing sale price of the Common Stock exceeds 200% of the conversion price for 45 out of the 60 most recent trading days.  Whether voluntary or by means of a Mandatory Conversion, the conversion of shares of Redeemable Convertible Preferred Stock into Common Stock is subject to a 19.99% blocker (the “19.99% Blocker”), pursuant to which no conversion of the Redeemable Convertible Preferred Stock may be effected to the extent that following such conversion, the holder and its affiliates would beneficially own in excess of 19.99% of the voting power of the Issuer. The 19.99% Blocker will be effective until (a) the Issuer obtains the approval of its stockholders as required by the applicable rules of the NASDAQ Global Select Market or (b) the Issuer is not subject to such rules. Holders of Redeemable Convertible Preferred Stock are entitled to vote a number of votes equal to the number of shares of the Common Stock into which such holder’s Redeemable Convertible Preferred Stock is convertible, taking into account the 19.99% Blocker.

The Certificate of Designation of the Redeemable Convertible Preferred Stock is incorporated herein as Exhibit C by reference to Exhibit 3.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 30, 2017, and any description thereof is qualified in its entirety by reference thereto.

The Reporting Persons acquired an aggregate 1,765,711 shares of Common Stock and 21,197 Warrants to purchase Common Stock upon the automatic conversion of shares of Series B Preferred Stock, Series C Preferred Stock and Warrants to purchase Series C Preferred Stock of the Issuer in connection with the closing of the Issuer’s initial public offering on February 4, 2014.  The Reporting Persons had acquired such Series B Preferred Stock, Series C Preferred Stock and Warrants to purchase Series C Preferred Stock from the Issuer in private offerings.  The source of funds for such purchases was the working capital of DP VIII and DP VIII A. The Warrants to purchase Common Stock are presently-exercisable at an exercise price of $7.00 per share, and expire on June 26, 2018.

Item 4. Purpose of Transaction.

DP VIII and DP VIII A participated in the Private Placement for investment purposes.  Brian K. Halak is a Director of the Issuer and is a managing member of  OPSA VIII, but except as otherwise described in this statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.  The Reporting Persons may change their present intentions at any time and therefore reserve their right to make alternative plans or proposals in the future or take any other steps to enhance the value of their investment.  The Reporting Persons further reserve the right to increase, decrease (including by distributions in kind to their partners or members) or eliminate their investment in the Issuer, or take any other action relative thereto, in all cases as permitted by the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) The information requested by this paragraph is incorporated herein by reference to the cover pages to this Schedule13D. Ownership percentages are based on 20,794,193 shares of Common Stock outstanding as of March 29, 2017, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2017.

In addition, Brian K. Halak holds the following options to purchase Common Stock, which are fully-vested or will vest within 60 days of the filing of this Statement on Schedule 13D:

(i)	an option to purchase 25,000 shares at an exercise price of $16.30, expiring April 16, 2024;
(ii)	an option to purchase 15,000 shares at an exercise price of $18.73, expiring June 18, 2024;
(iii)	an option to purchase 15,000 shares at an exercise price of $13.87, expiring June 25, 2025; and
(iv)	an option to purchase 15,000 shares at an exercise price of $3.26, expiring June 14, 2026.

(b) The managing members of OPSA VIII may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by DP VIII and DP VIII A.  Each of the managing members of OPSA VIII disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA VIII , in the securities owned by DP VIII and/or DP VIII A.

(c) Not Applicable.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 above is incorporated by reference into this Item 6. In addition, the Reporting Persons, together with the other Investors, entered into an Amended and Restated Registration Rights Agreement with the Issuer on April 11, 2017 (the “Registration Rights Agreement”), which provides certain rights with respect to the registration of Common Stock under the Securities Act of 1933, as amended.  The Registration Rights Agreement is incorporated herein as Exhibit D by reference to Exhibit 10.2 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 30, 2017, and any description thereof is qualified in its entirety by reference thereto.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

Exhibit B - Redeemable Convertible Preferred Stock Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 30, 2017)

Exhibit C – Certificate of Designation (incorporated by reference to Exhibit 3.1 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 30, 2017)

Exhibit D – Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 30, 2017)

CUSIP No. 253031108

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 2017

DOMAIN PARTNERS VIII, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner

By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact

DP VIII ASSOCIATES, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner

By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact

CUSIP No. 253031108

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13D
______________________________

The undersigned hereby agree that the statement on Schedule 13D, and any amendments thereto, to which this Agreement is annexed as Exhibit A is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  April 19, 2017

DOMAIN PARTNERS VIII, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner

By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact

DP VIII ASSOCIATES, L.P.
By:	One Palmer Square Associates VIII, LLC, General Partner

By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact